UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 15, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Senomyx, Inc.

File No. 000-50791 - CF#30213

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Senomyx, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to the Form 10-Qs filed on November 4, 2010 and November 8, 2012.

Based on representations by Senomyx, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.2	10-Q	November 4, 2010	through November 4, 2018
10.1	10-Q	November 8, 2012	through November 4, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary